Filed pursuant to Rule 433

June 13, 2023

Relating to

Preliminary Prospectus Supplement dated June 13, 2023

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-02

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$350,000,000 4.95% Series due 2033
$500,000,000 5.40% Series due 2054

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC (the “Issuer”)

Trade Date:	June 13, 2023

Settlement Date:	June 15, 2023; T+2

Expected Ratings (Moody’s/S&P)*:	Aa3/A (Stable/Stable)

Security Description:

First and Refunding Mortgage Bonds, 4.95% Series due 2033 (the “2033 Bonds”)

The 2033 Bonds will be part of the same series of first and refunding mortgage bonds as the $900,000,000 aggregate principal amount of the Issuer’s First and Refunding Mortgage Bonds, 4.95% Series due 2033 offered and sold pursuant to the prospectus supplement dated January 3, 2023 and the related accompanying prospectus.

First and Refunding Mortgage Bonds, 5.40% Series due 2054 (the “2054 Bonds”)

Principal Amount:	$350,000,000	$500,000,000

Maturity Date:	January 15, 2033	January 15, 2054

Benchmark Treasury:	3.375% due May 15, 2033	3.625% due February 15, 2053

Benchmark Treasury Price:	96-18	94-25

Benchmark Treasury Yield:	3.794%	3.924%

Spread to Benchmark Treasury:	+130 bps	+150 bps

Reoffer Yield:	5.094%	5.424%

Price to the Public:	98.914% per 2033 Bond, plus accrued interest of $7,651,875 for the period from and including January 6, 2023 to, but excluding, the date of delivery	99.637% per 2054 Bond, plus accrued interest, if any, from June 15, 2023

Coupon:	4.95% (Interest on the 2033 Bonds will accrue from and including January 6, 2023 to, but excluding, the date of delivery)	5.40%

Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2023	January 15 and July 15, beginning on January 15, 2024

Redemption Provisions/ Make-Whole Call:

Prior to October 15, 2032 (the date that is three months prior to the maturity date of the 2033 Bonds (the “2033 Par Call Date”)), the Issuer may redeem the 2033 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Bonds matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2033 Bonds + 20 basis points less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2033 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2033 Par Call Date, the Issuer may redeem the 2033 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to July 15, 2053 (the date that is six months prior to the maturity date of the 2054 Bonds (the “2054 Par Call Date”)), the Issuer may redeem the 2054 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Bonds matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2054 Bonds +25 basis points less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2054 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2054 Par Call Date, the Issuer may redeem the 2054 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26442C BJ2 / US26442CBJ27	26442C BL7 / US26442CBL72

Joint Book-Running Managers:

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

Regions Securities LLC

Siebert Williams Shank & Co., LLC

American Veterans Group, PBC

AmeriVet Securities, Inc.

Cabrera Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, MUFG Securities Americas Inc. toll-free at (877) 649-6848, PNC Capital Markets LLC toll-free at (855) 881-0697, Santander US Capital Markets LLC toll-free at (855) 403-3636 or Scotia Capital (USA) Inc. toll-free at (800) 372-39301.